Exhibit 12.1

	Predecessor			Successor
	Fifty-Two Weeks Ended December 30, 2006	Period December 31, 2006 to February 5, 2007		Period February 6, 2007 to December 29, 2007	Fifty-Two Weeks Ended December 29, 2007	Fifty-Three Weeks Ended January 3, 2009	Fifty-Two Weeks Ended January 2, 2010	Fifty-Two Weeks Ended January 1, 2011	Thirteen Weeks Ended April 3, 2010		Thirteen Weeks Ended April 2, 2011
Earnings:
Earnings (loss) from continuing operations before provision for (benefit from) income taxes	$136,144	$(1,152)		$16,403	$15,251	$(399,112)	$40,612	$65,976	$(8,247)		$(8,473)
Fixed charges deducted from earnings	24,523	1,902		102,166	104,068	106,096	97,908	88,005	19,807		22,745
Earnings available for payment of fixed charges	$160,667	$750		$118,569	$119,319	$(293,016)	$138,520	$153,981	$11,560		$14,272

Fixed Charges:
Interest expense including amortization of deferred financing fees	$15,358	$986		$92,443	$93,429	$94,956	$86,058	$75,648	$19,807		$22,745
Portion of rent deemed to be interest	9,165	916		9,723	10,639	11,140	11,850	12,357	3,026		3,132
Total fixed charges	$24,523	$1,902		$102,166	$104,068	$106,096	$97,908	$88,005	$22,833		$25,877
Ratio of earnings to fixed charges	6.6	0.4	(1)	1.2	1.1	na (1)	1.4	1.7	0.5	(1)	0.6	(1)

(1) The ration of earnings to fixed charges during the period December 31, 2006 to February 5, 2007, for the fifty-three weeks ended January 3, 2009, the thirteen weeks ended April 3, 2010 and the thirteen weeks ended April 2, 2011 was less than 1.0.  The dollar amount of the deficiency was approximately $1.2 million, $399.1 million (after consideration of the $452.4 million goodwill and intangible asset impairment charge for such period), $8.2 million and $8.5 million, respectively.